AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2022
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
BRL 500 million Zero Coupon Notes_ Tap 1	Borrowing	4-Apr-22	11-Apr-22	24-Feb-42	BRL 96.00	JP Morgan
ZAR 18 million Fixed Rate Notes	Borrowing	6-Apr-22	12-May-22	13-May-27	ZAR 18.00	BNP Paribas
CNY 440 million Fixed Rate Notes_ Tap 1	Borrowing	14-Apr-22	25-Apr-22	25-Jan-24	CNY 49.41	Standard Chartered Bank
AUD 155 million Kangaroo Bond	Borrowing	14-Apr-22	26-Apr-22	26-Oct-32	AUD 155.00	Daiwa Capital Markets
BRL 6 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	Borrowing	14-Apr-22	24-May-22	25-May-27	BRL 6.00	JP Morgan
USD 50 million Improve the Quality of Life for the People of Africa Step-up Fixed Rate Notes One-time Callable	Borrowing	19-Apr-22	28-Apr-22	28-Apr-27	USD 50.00	Wells Fargo Bank, NA
IDR 44 billion Fixed Rate Notes	Borrowing	20-Apr-22	29-Jun-22	30-Jun-27	IDR 44,000.00	Credit Agricole Corporate & Investment Bank
MXN 21 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	Borrowing	21-Apr-22	26-May-22	27-May-26	MXN 21.00	BNP Paribas
ZAR 30 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	Borrowing	21-Apr-22	26-May-22	27-May-27	ZAR 30.00	BNP Paribas
EUR 50 million Feed Africa Fixed Rate Callable Notes	Borrowing	25-Apr-22	6-May-22	1-Feb-37	EUR 50.00	Credit Agricole Corporate & Investment Bank
EUR 50 million Feed Africa Fixed Rate Callable Notes	Borrowing	25-Apr-22	6-May-22	1-Feb-37	EUR 50.00	JP Morgan
EUR 30 million Step-up Fixed Rate Notes One-time Callable	Borrowing	18-May-22	25-May-22	1-Feb-30	EUR 30.00	Societe Generale
EUSD 50 million Fixed Rate Notes	Borrowing	23-May-22	1-Jun-22	1-Jun-24	USD 50.00	Citigroup Global Market
EUR 5 million Fixed Rate Notes One-time Callable	Borrowing	1-Jun-22	10-Jun-22	1-Aug-26	EUR 5.00	DZ Bank
ZAR 30 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	Borrowing	2-Jun-22	5-Jul-22	6-Jul-27	ZAR 30.00	BNP Paribas
BRL 6 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	Borrowing	2-Jun-22	7-Jul-22	8-Jul-26	BRL 6.00	JP Morgan
USD 125 million Fixed Rate Notes	Borrowing	2-Jun-22	10-Jun-22	12-Sep-23	USD 125.00	CastleOak
USD 100 million Fixed Rate Notes	Borrowing	9-Jun-22	16-Jun-22	14-Jun-24	USD 100.00	CastleOak
JPY 600 million Callable FX Linked Notes	Borrowing	10-Jun-22	27-Jun-22	20-Jun-52	JPY 600.00	JP Morgan
UGX 19 billion Feed Africa Fixed Rate Notes (USD settlement)	Borrowing	14-Jun-22	22-Jun-22	22-Jun-24	UGX 19,000.00	Standard Chartered Bank
MXN 21 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	Borrowing	16-Jun-22	22-Jul-22	25-Jul-24	MXN 21.00	BNP Paribas
IDR 22 billion Fixed Rate Notes	Borrowing	21-Jun-22	25-Aug-22	26-Aug-27	IDR 22,000.00	Credit Agricole Corporate & Investment Bank
USD 5 million (TZS linked) Fixed Rate Notes	Borrowing	21-Jun-22	28-Jun-22	28-Jun-24	USD 5.00	ING Bank
USD 150 million Fixed Rate Callable Notes	Borrowing	23-Jun-22	6-Jul-22	6-Jul-25	USD 150.00	Jefferies International Limited
BRL 70 million Integrate Africa Fixed Rate Notes_Tap1	Borrowing	28-Jun-22	6-Jul-22	4-Nov-25	BRL 70.00	Daiwa Capital Markets
USD 1 billion Global Benchmark Fixed Rate Notes	Borrowing	28-Jun-22	7-Jul-22	7-Jul-25	USD 1,000.00	Barclays Capital, BMO, Daiwa Capital Markets, JP Morgan, TD
MXN 200 million Fixed Rate Notes	Borrowing	29-Jun-22	8-Jul-22	8-Jul-24	MXN 200.00	Daiwa Capital Markets

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
NOK 500 million Fixed Rate Social Bond	4-Apr-19	11-Apr-19	11-Apr-22	NOK 500.00
NOK 500 million Fixed Rate Social Bond - Tap 1	23-Oct-19	30-Oct-19	11-Apr-22	NOK 500.00
BRL 13 million Fixed Coupon Notes	16-Feb-18	11-Apr-18	12-Apr-22	BRL 13.00
USD 1 billion Global Benchmark Fixed Rate Notes	16-Apr-20	22-Apr-20	22-Apr-22	USD 1,000.00
IDR 14.5 billion Fixed Rate Notes	19-Mar-19	25-Apr-19	26-Apr-22	IDR 14,500.00
TRY 75 million Fixed Rate Notes	23-Apr-20	4-May-20	4-May-22	TRY 75.00
INR 90 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	16-Mar-18	10-May-18	11-May-22	INR 90.00
BRL 7 million Fixed Rate Notes	16-Mar-18	10-May-18	11-May-22	BRL 7.00
MXN 20 million Fixed Rate Notes	3-Apr-18	10-May-18	11-May-22	MXN 20.00
ZAR 16 million Fixed Rate Notes	6-Apr-18	15-May-18	16-May-22	ZAR 16.00
TRY 12 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	12-Apr-19	30-May-19	31-May-22	TRY 12.00
IDR 14.1 billion Improve the Quality of life for the People of Africa Fixed Rate Notes	18-Apr-19	29-May-19	31-May-22	IDR 14,100.00
SEK 1.25 billion Green Bond	24-Nov-16	1-Dec-16	1-Jun-22	SEK 1,250.00
INR 90 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	18-Apr-18	31-May-18	1-Jun-22	INR 90.00
JPY 500 million FX-Linked Interest Notes	14-May-02/p>	6-Jun-02	6-Jun-22	JPY 500.00
INR 409 million Fixed Rate Notes	27-Jun-17	5-Jul-17	7-Jun-22	INR 409.00
IDR 25 billion Fixed Coupon Notes	17-Apr-18	11-Jun-18	10-Jun-22	IDR 25,000.00
ZAR 30 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	8-May-18	12-Jun-18	13-Jun-22	ZAR 30.00
BRL 9 million Fixed Coupon Notes	17-Apr-18	13-Jun-18	14-Jun-22	BRL 9.00
BRL 5 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	14-May-18	20-Jun-18	21-Jun-22	BRL 5.00
TRY 17 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	13-May-19	27-Jun-19	30-Jun-22	TRY 17.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
RUB 3,175 billion Fixed Rate Notes	12-May-22	18-May-22	20-Feb-23	RUB 1,611.6	Partial (50.76%)	Deutsche Bank

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 June 2022.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer